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                                                      Midland Resources, Inc.
PRESS RELEASE                                                  Houston, Texas
                                                                 NASDAQ: MRIX
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FOR IMMEDIATE RELEASE                                         August 14, 1996


                MIDLAND RESOURCES EXTENDS SUMMIT PETROLEUM OFFER

   HOUSTON, TEXAS -- Midland Resources, Inc. (NASDAQ: MRIX) and MRI Acquisition Corp. announced today that they have extended the tender offer to shareholders of Summit Petroleum Corporation (OTC:SMMP). The offer and withdrawal rights are extended to the new expiration date at 12:00 midnight, Houston, Texas Time, on Thursday, September 5, 1996 (the "Expiration Date").

   Midland Resources and Summit Petroleum announced on July 18, 1996 that a definitive agreement was signed on July 17, 1996, for MRI Acquisition Corp. to acquire all of the outstanding shares of Summit Petroleum for $0.70 per share in cash with the total value of the transaction at approximately $2.4 million, including assumed debt. MRI Acquisition Corp. commenced immediately a tender offer for all shares of Summit Petroleum Corporation which was scheduled to expire at 12:00 midnight, Houston, Texas time, on Wednesday, August 14, 1996, unless the offer was extended. An Offer to Purchase was mailed to all shareholders of Summit Petroleum Corporation with Stock
Transfer Company of America acting as depository for the tender offer.

   Mark Kahil, Director of Investor Relations for Midland Resources, commented, "We were recently advised by the transfer agent of possible delays of the tender offer information being forwarded to Summit shareholders with street name and trust accounts. These delays could result in a number of Summit shareholders missing the opportunity to participate in the tender offer process. We want to insure that all shareholders have adequate time to receive the offer and make an informed decision."

   Midland Resources specializes in the application of advanced technology for the exploration, development and production of natural gas and oil. The Company owns oil and gas interests principally in the Permian Basin of West Texas and the Texas Gulf Coast. The common stock of the Company trades in the NASDAQ SmallCap Market with the symbol MRIX.